Exhibit 2
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FOR IMMEDIATE RELEASE                                               9 March 2009


                                  ANNOUNCEMENT

                                 WPP PLC ("WPP")


WPP was notified today of changes in the share ownership of executive directors of the company pursuant to the vesting of 2006 Executive Share Awards ("ESA") granted in 2007.

On 6th March 2009, Sir Martin Sorrell became entitled to receive 109,986 shares pursuant to the terms of his ESA granted in 2007. He is retaining all of these shares. At today's date, Sir Martin and his family interests are interested in 16,405,342 WPP shares (inclusive of the shares acquired pursuant to the award granted under LEAP in 2004, receipt of which has been deferred) representing 1.307% of the issued share capital of WPP.

On 6th March 2009, Mr Paul Richardson became entitled to receive 79,335 shares pursuant to his ESA granted in 2007, of which he has sold 39,747 to fund taxes. Mr Richardson's beneficial holding is now 330,907 shares, representing 0.026% of WPP's issued share capital.

On 6th March 2009, Mr Mark Read became entitled to receive 32,388 shares pursuant to his ESA granted in 2006, of which he has sold 13,306 to fund taxes. Mr Read's beneficial holding is now 79,272 shares, representing 0.0063% of WPP's issued share capital.


Contact:
Feona McEwan, WPP                                      T. +(0)20 7408 2204
www.wpp.com
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